Exhibit 99.(d-2)

SCHEDULE I

Name of Portfolio	Annual Fee as a Percentage of Average Daily Net Assets	Reapproval Date
Alger Spectra Fund	.90% of the first $2 billion; .75% of assets between $2 billion and $4 billion; .65% of assets over $4 billion	October 31, 2013

Alger Green Fund (to become Alger Mid Cap Focus Fund)	.71% of the first $1 billion; .65% of assets over $1 billion	October 31, 2013

Alger Analyst Fund	.75% of the first $1 billion; .70% of assets over $1 billion	October 31, 2013

Alger Dynamic Opportunities Fund	1.20% of the first $1 billion; 1.00% of assets over $1 billion	October 31, 2013

Alger Emerging Markets Fund	1.10%	October 31, 2013

As Revised September 13, 2012